Date: 02/04/2009	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ENDEAVOUR SILVER CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	28/04/2009
Record Date for Voting (if applicable) :	28/04/2009
Meeting Date :	02/06/2009
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	29258Y103	CA29258Y1034

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENDEAVOUR SILVER CORP.